MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

June 7, 2013

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on April 25, 2013 regarding post-effective amendment no. 399 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 400 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”) to register a new series of the Trust designated as PowerShares Global Short Term High Yield Bond Portfolio (the “Fund”).  For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.  Where revised disclosure from the post-effective amendment is included in a response, we have marked the new disclosure in bold to show changes from post-effective amendment no. 399, filed on March 15, 2013.

Pursuant to your request, we have included all missing data from the March 15th filing in our response below. In addition, all missing data and information from the March 15th filing will be incorporated into the next post-effective amendment.

Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in post-effective amendment no. 399.

Prospectus

1.                                      Comment:                                     Page 3: Given that the term “global” is in the Fund’s name, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”  See Investment Company Names, Investment Company Act Release No. 24828, as n.42 (Jan. 17, 2001).

Response:                                        The Fund seeks to track its underlying index by investing in fixed-income securities issued by corporations, governments and quasi-government entities around the world.  The Fund’s name includes the word “global” rather than “foreign” because the Fund may invest in bonds from U.S. issuers as well as those from issuers in other countries.

At the same time, the Fund will not concentrate its investments in a specific geographic region; rather, it will invest in the component securities of the underlying index, which include eligible bonds from countries around the world.  As such, the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”  The underlying index’s weighting methodology limits the total cumulative weight of component securities from any one country within the underlying index at a maximum of 40% of the total weight of the underlying index.  The rest of the fixed-income securities in the underlying index will be weighted equally, ensuring that the underlying index, and by extension the Fund’s portfolio, is diversified geographically.

2.                                      Comment:                                     Page 3: Delete the word “generally” in the following sentence: “The Fund generally will invest at least 80% of its total assets in U.S. and foreign short-term, non-investment grade bonds included in the underlying index, all of which are denominated in U.S. dollars.”

Response:                                        We respectfully decline to make the staff’s requested change.  The application for exemptive relief granted to the Trust (Investment Company Act Release No. 27841, May 25, 2007) explicitly stated that “[e]ach Fixed Income Fund generally will invest … in Component Securities of its respective Fixed Income Index” (emphasis added). As such, the use of “generally” in the referenced sentence in the Prospectus is intended to adhere explicitly to the terms of the Trust’s exemptive relief.

3.                                      Comment:                                     Page 3: In the following sentence, “The Fund generally will invest at least 80% of its total assets in U.S. and foreign short-term, non-investment grade bonds….” consider revising the term “total assets” to state that “the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investments purposes” in accordance with Rule 35d-1(d)(2) of the 1940 Act.

Response:                                        We respectfully decline to make the staff’s proposed change.  The 80% requirement referred to in the Fund’s principal investment strategies is not a requirement under Rule 35d-1, but rather is a requirement of the Trust’s exemptive relief to invest at least 80% of its assets in the component securities of its underlying index.  As the term “assets” is not defined in the Trust’s order as “net assets,” the Fund invests 80% of its total assets in the component securities of its underlying index pursuant to that exemptive relief.  Therefore, the Fund is subject to two different 80% investment requirements — one to meet the terms of its exemptive relief, and one to comply with Rule 35d-1.  We have revised the disclosure on page 11 of the Prospectus to clarify for investors the differing requirements of the two tests.  That revised language is as follows:

~~Under~~In accordance with 1940 Act rules, the Fund ~~must~~has adopted a policy to invest at least 80% of the value of its ~~total~~net assets (plus the amount of any borrowings for investment purposes) in securities suggested by its name — ~~in this case, debt~~— that is, high-yield fixed-income securities (the “80% investment policy”). The Fund ~~will~~anticipates meeting its 80% investment policy because it already is required to invest at least 80% of its total assets in ~~debt~~ securities~~, in the form of short-term bonds~~ that comprise the Underlying Index, in accordance with its principal investment strategies and the terms of its exemptive relief, and all of the securities in the Underlying Index are high-yield fixed-income securities.

The Fund’s investment objective and 80% investment policy constitute non-fundamental policies that the Board of Trustees (the “Board”) of PowerShares Exchange-Traded Fund Trust II (the “Trust”) may change without shareholder approval, upon 60 days’ prior written notice to shareholders.

4.                                      Comment:                                     Page 3: Please clarify that Deutsche Bank Securities, Inc. (“DB”), the index provider for the Fund’s underlying index, selectively picks the securities that meet the criteria for inclusion in the underlying index based on their determination of which ones DB’s believes will perform best.

Response:                                        We respectfully decline to make the staff’s requested change, because DB does not selectively pick stocks in the manner that the staff describes.  Rather, DB applies a predetermined set of criteria to the universe of bonds to develop the components of the underlying index, and then it applies a rules-based methodology to determine the respective weights of each component within the underlying index.  DB also rebalances the underlying index periodically based on this predetermined methodology.   DB also applies a set of rules to limit the amount of securities issued from any one country, regardless of the performance of those securities.  For this reason, DB does not actively select bonds for inclusion in the underlying index based on its own determination of the performance of any bond.

5.                                      Comment:                                     Page 3: Define the term “sub-sovereign.” Is the risk of such investments different from those of sovereign entity risks? If so, expand the risk disclosure.

Response:                                        We have defined the term sub-sovereign in the Prospectus, and added an additional risk specifically for sub-sovereign entities in addition to existing risk disclosure on sovereign entities. The additional disclosure is as follows:

Sub-Sovereign Debt Risk.  Sub-sovereign government bonds represent the debt of state, provincial, territorial, municipal, local or other political sub-divisions, including other governmental entities or agencies, other than sovereign governments.  In addition to risks of investing in sovereign debt, risks of investing in sub-sovereign debt include that such investments may or may not be issued by or guaranteed as to principal and interest by its larger sovereign entity. Certain foreign government securities may be backed by the issuer’s right to borrow from a central bank or other regional banking entity while others may be backed only by the assets and credit of the issuing foreign entity.

6.                                      Comment:                                     Page 4: The following clause in the paragraph titled “Short-Term Bond Risk” is not risk disclosure and has the effect of undercutting the risk disclosure: “While fixed income securities with shorter maturities generally are less sensitive to interest rate risk than fixed income securities with longer maturities, and therefore generally are less volatile….”

Response:                                        Pursuant to the staff’s request, we have removed this disclosure from the sections titled “Short-Term Bond Risk” on pages 4 and 8.

7.                                      Comment:                                     Page 5: The risk disclosure in the paragraph titled “Valuation Risk” appears to relate to the risk of trading on foreign markets, rather than to valuation risk in general and the valuation risk of foreign bonds. Please more fully describe the Fund’s valuation risks.

Response:                                       We have renamed the existing “Valuation Risk” as “Valuation Time Risk” to reflect the fact that securities may be traded on foreign exchanges at times when the Fund does not price its shares.  We also have added a new paragraph on “Valuation Risk” per the staff’s request that discusses the risks inherent in valuing foreign bonds.  The revised disclosure reads as follows:

Valuation Time Risk

The Fund will invest in foreign bonds and, because foreign exchanges may be open on days when the Fund does not price its Shares, the value of the non-U.S. securities in the Fund’s portfolio may change on days when you will not be able to purchase or sell your Shares. As a result, trading spreads and the resulting premium or discount on the Shares may widen, and, therefore, increase the difference between the market price of the Shares and the NAV of such Shares.

Valuation Risk

Financial information related to securities of non-U.S. issuers may be less reliable than information related to other securities, which may make it difficult to obtain a current price for a non-U.S. security held by the Fund.  In certain circumstances, market quotations may not be readily available for some Fund securities, and those securities may be fair valued. The value established for a security through fair valuation may be different from what would be produced if the security had been valued using market quotations. Fund securities that are valued using techniques other than market quotations, including “fair valued” securities, may be subject to greater fluctuation in their value from one day to the next than would be the case if market quotations were used. In addition, there is no assurance that the Fund could sell a portfolio security for the value established for it at any time, and it is possible that the Fund would incur a loss because a security is sold at a discount to its established value.

8.                                      Comment:                                     Page 7: Given that the disclosure states repeatedly that the fund uses sampling methodology, the use of the term “replication” to track the underlying index could be confusing. We suggest that another term be used.

Response:                                        We have revised the text to match the language used in the investment objective. The sentence now reads as follows: “The Fund uses an ‘indexing’ investment approach to attempt to ~~replicate~~correspond, before fees and expenses, to the performance of the Underlying Index.”

9.                                      Comment:                                     Page 7: How is the Adviser’s goal of seeking correlation over time of 95% or better between the Fund’s performance and the performance of its underlying index consistent with the risk disclosure describing the inability of the Fund to correlate with its underlying index given the nature of its investments?

Response:                                        The Fund’s investment objective is to generally correspond (before fees and expenses) to the price and yield of its underlying index, and therefore the Fund will not correspond exactly to the returns of the underlying index.  The Fund’s goal to seek 95% correlation is its objective, and the Prospectus includes disclosure that the Fund may not achieve its investment objective at all times.  It also discloses that the Fund may not achieve perfect correlation (i.e., 100% matching returns) with its underlying index because, among other reasons stated in the Prospectus, the Fund incurs fees and expenses in buying and selling component securities while the index does not.

The Fund may still correlate with the underlying index, even given the nature of its investments, through the use of a sampling methodology rather than a full replication strategy.  Although use of a sampling methodology may increase tracking error at times, the use of such a strategy in and of itself does not impede the Fund’s ability to track its underlying index at the desired 95% rate.  In fact, the Trust, as part of its exemptive relief, expected fixed-income funds (such as the Fund) to use a sampling technique, as employing a full replication technique would be prohibitively expensive and thus could result in greater tracking error.  As stated in the Trust’s application for exemptive relief, the Trust will use sophisticated computer programs so that the Fund “will invest in a representative sample of bonds from its underlying index that will resemble the full index in terms of characteristics such as maturity, credit quality, issuer type and yield.”

Nevertheless, to clarify the fact that the Fund may not have 95% or greater correlation at all times with the underlying index due to a number of factors, we have revised the disclosure regarding Non-Correlation Risk to state that the Fund’s return “may not exactly match the return of its underlying index.”

10.                               Comment:                                     Page 7: Please revise the explanation of the underlying index to state that the securities are actively selected by the index provider based on its investment judgments.

Response:                                        We respectfully decline to make the staff’s requested change.  As noted in comment no. 4 above, DB does not actively select the securities for inclusion in the underlying index based on its investment judgments.  DB instead operates the underlying index pursuant to a rules-based methodology: namely, it includes all bonds in the underlying index that meet the predetermined eligibility criteria and it subsequently weights those bonds pursuant to a predetermined weighting and rebalancing formula, and caps the weights of certain bonds within the underlying index pursuant to that formula.  As such, DB does not actively manage the underlying index.

11.                               Comment:                                     Page 8: Delete the following sentence in the paragraph titled “Fixed-Income Securities Risk”:  “Fixed-income securities with longer maturities typically are more sensitive to changes in interest rates, making them more volatile than securities with shorter maturities.”

Response:                                        Pursuant to the Staff’s request, we have removed this sentence from the sections titled “Fixed-Income Securities Risk” on pages 4 and 8.

12.                               Comment:                                     Page 9: Please describe the risks of sub-sovereign debt.

Response:                                        Pursuant to the Staff’s request, we have included a “Sub-Sovereign Debt Risk” on pages 4 and 9, the text of which is set forth in Comment No. 5, above.

13.                               Comment:                                     Page 9: The paragraph on “Non-Correlation Risk” appears to be inconsistent with the previous statement that the Fund has an expectation of 95% correlation. Please explain.

Response:                                        Although the Fund is an index fund and attempts to track its underlying index, the Prospectus discloses that the Fund seeks, but may not achieve its objective of reaching, 95% correlation with the underlying index.  In the section on the Fund’s principal risks, the Prospectus also informs investors of this fact and sets forth possible reasons for any such non-correlation.  However, we have revised the disclosure in the “Non-Correlation Risk” section to state that the Fund’s return may not exactly match the return of the underlying index, so as to clarify that the Fund will not correlate perfectly with the returns of the underlying index.

14.                               Comment:                                     Page 9: Explain the statement to us that “[t]o the extent the Fund calculates its NAV based on fair value prices, the Fund’s ability to track the Underlying Index may be adversely affected.”  This statement appears to be inconsistent with the previous statement that the Fund has an expectation of less than a 5% tracking error.

Response:                                       As stated in comment no. 13 above, the Fund’s Prospectus discloses that the Fund seeks to achieve 95% correlation with the underlying index, but such correlation may not occur under certain circumstances.  Although the Fund attempts to replicate, before fees and expenses, the performance of its underlying index, several reasons may cause the Fund to have a tracking error greater than 5%, and the Prospectus sets forth those reasons.  Among them is the extent, if any, that the Fund would have to fair value securities in its portfolio.  Should the Fund have to fair value a security, and that fair valuation proved different from the actual price of the security, the result would be an increase in tracking error.  As noted above, we have clarified the disclosure in the Prospectus to state that the Fund may not exactly match the return of the underlying index.

15.                               Comment:                                     Page 10: Please disclose whether there are written policies in place applicable to the Fund and its affiliates to resolve conflicts of interest, such that investors in the Fund are not unfairly disadvantaged compared to investors in the Fund’s affiliates.

Response:                                        The Fund’s Adviser has implemented such policies to ensure that, in the event of a conflict of interest, the Fund’s investors are not unfairly disadvantaged.

16.                               Comment:                                     Page 10: Under the section “Non-Diversified Fund Risk,” please disclose how many securities DB expects to be included in the underlying index.  In addition, explain to us why there is not a risk describing the DB’s selection of securities in the underlying index.

Response:                                        DB does not have a set number of securities that it expects to be in the underlying index.  Instead, the underlying index will include as many securities as are eligible based on the pre-determined criteria. Pursuant to those criteria, the number of component securities may vary over time.  As a result, it is possible that, during times when the underlying index has fewer number of component securities, the Fund may be concentrated in a few specific issuers.  Therefore, the Prospectus discloses this possible risk by including risk on non-diversification.

As discussed above in comment nos. 4 and 10, DB will not actively select the securities to be included in the underlying index, and therefore, including such risk disclosure would be misleading to investors.

17.                               Comment:                                     Page 11: Revise the description of the 80% investment policy, pursuant to Rule 35d-1 of the 1940 Act, to state that the Fund invests 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities suggested by its name.

Response:                                        We have revised the 80% investment policy of the Fund as requested by the staff.  The revised disclosure reads as set forth in comment no. 3, above.

18.                               Comment:                                     Page 16: Revise the disclosure on fair valuation under the section “Net Asset Value” to state that the Board monitors the fair value procedures that it previously has adopted. (See Release IC-26299 (December 17, 2003)).

Response:                                        We respectfully decline the staff’s requested change.  Although Release IC-26299 does set forth the Commission’s views related to the inclusion of valuation policies and procedures within the scope of Rule 38a-1, the release does not require a fund to include disclosure of the type contemplated by the staff’s comment.  In addition, we note that the line-item requirements of Form N-1A require disclosure of valuation methods, but do not require the type of disclosure suggested by the staff’s comment.  Also, we do not believe that this information is required to be provided pursuant to either Rule 408 under the 1933 Act or Rule 8b-20 under the 1940 Act in that the requested information is not necessary to make the required statements, in light of the circumstances under which they are made, not misleading.  We note that the Board of Trustees of the Trust has adopted fair valuation procedures for the Trust and has delegated responsibility of fair valuing securities to the Funds’ adviser, who does so in good faith pursuant to those Board-approved procedures under ultimate Board supervision.  The Board reviews and ratifies all fair value determinations that the adviser has made.  In light of the forgoing, we respectfully decline the staff’s requested change.

Statement of Additional Information

1.                                      Comment:                                     Page 2: Please inform us whether the Fund will be able to rely on a generic listing standard.

Response:                                        We hereby confirm that the Fund will be able to rely on a generic listing standard for listing with the NYSE Arca.

2.                                      Comment:                                     Page 3: We note that the 300% asset coverage requirement of Section 18(f)(1) is not applicable to loans from a “bank or other person” within a 5% limit that are incurred for “temporary purposes.”  Explain to us whether restriction (2) means that the Fund will not incur any of the borrowings permitted under Section 18(g).

Response:                                        Under the terms of fundamental restriction (2), the Fund may borrow from a bank up to 10% of its total assets. As such, fundamental restriction (2) provides the Fund with the flexibility to engage in borrowings pursuant to either Section 18(g) (up to a maximum of 5% of the value of the total assets of the Fund) or Section 18(f)(1), or in combination.  The Fund is aware of the percentage borrowing limitations imposed by both Section 18(f)(1) and Section 18(g), and will limit its borrowing activities, if any, accordingly.

3.                                      Comment:                                     Page 3: Please clarify for us the meaning of the following statement in restriction (2): “The Fund may (i) borrow money from banks for temporary or emergency purposes (but not for leverage or the purchase of investments) up to 10% of its total assets and (ii) make other investments or engage in other transactions permissible under the 1940 Act that may involve a borrowing, provided that the combination of (i) and (ii) shall not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed), less the Fund’s liabilities (other than borrowings).”  The “borrowings” will be senior securities under Section 18(g) (“Any obligation or instrument constituting a security and evidencing indebtedness”).  Please disclose, where appropriate, that, consistent with policy expressed in Investment Company Act Release No. 10666, that the Fund will cover its non-bank borrowings by maintaining a segregated account on the books of its custodian bank containing assets equal in value to those borrowings. The assets in the segregated account must be otherwise unencumbered, and must be liquid and marked to market daily.

Response:                                        Restriction (2) sets forth that, pursuant to the requirements of Section 18 of the 1940 Act, the Fund may borrow money from a bank (as permitted by Section 18(f)(1)) and engage in any other transaction permitted under the 1940 Act that may involve a borrowing (e.g., reverse repurchase agreements), but at no time will the amounts of such loans or borrowings exceed the 300% asset coverage requirement of Section 18(f)(1).  The restriction’s disclosure of transactions “permitted under the 1940 Act” makes clear that the Fund will not engage in borrowings that are prohibited as senior securities under Section 18.  We note that the Fund’s Statement of Additional Information discloses that the Fund may engage in reverse repurchase agreements, and it sets forth that the Fund’s “custodian bank will maintain a separate account for the Fund with securities having a value equal to or greater than such commitments.” We also have noted, under the section of the SAI discussing investments in reverse repurchase agreements, that the assets in the separate account will be otherwise unencumbered, and will be liquid and marked-to-market daily.

4.                                      Comment:                                     Page 3: Does the Fund currently intend to engage in portfolio securities lending? If so, please disclose, where appropriate, the additional conditions that must be met whenever the Fund’s portfolio securities are loaned.

Response:                                        We hereby confirm that the Fund currently does not intend to lend the securities in its portfolio. Should the Fund engage in such transactions at a later date, we confirm that we will supplement or amend the Prospectus or SAI, as appropriate, to disclose the conditions that must be met to engage in this type of transaction.

5.                                      Comment:                                     Page 4: Please explain to us whether the Fund intends to engage in “transactions in options, futures contracts, options on futures contracts, or other derivative instruments.”  Please describe specifically how the Fund will avoid creating senior securities with respect to each kind of the derivative in which it may invest.  In addition, if the Fund may implement its strategies through the use of derivatives, please implement in the Fund’s disclosure the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response:                                        We hereby confirm that the Fund does not intend to invest in derivatives.  However, should the Fund determine to engage in such transactions at a later date, we confirm that we will supplement or amend the Prospectus or SAI, as appropriate, to disclose the conditions that must be met to engage in these types of transactions as well as the risks that accompany such investments.

6.                                      Comment:                                     Page 4: If the Fund invested in a bond that is not in the underlying index, please clarify that such an investment still would count towards the requirement set forth in Rule 35d-1 of the 1940 Act.

Response:                                        As noted in comment no. 3 of the “Prospectus” section of this letter, the Fund is subject to two separate requirements with regard to 80% of its investments: (1) the terms of its exemptive order and (2) the requirements of Rule 35d-1 under the 1940 Act.  Under the terms of its order, the Fund must invest 80% of its total assets in securities contained in its underlying; under the terms of Rule 35d-1, it must invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in fixed income securities.  The Fund’s underlying index is composed exclusively of fixed income securities.  As a result, compliance with the terms of the 80% total asset requirement imposed by the Fund’s exemptive relief necessarily will cause the Fund to comply with the 80% net asset requirement required by Rule 35d-1, because an investment of 80% of its total assets in the fixed income securities comprising the underlying index always will equal or exceed 80% of the Fund’s net assets.  Nevertheless, the Fund may invest up to 20% of its remaining assets in fixed income securities that are not included in its underlying index.  Were the Fund to do so, that investment would count towards its fulfillment of the 80% requirement set forth under Rule 35d-1, even if it would not count toward the 80% requirement set forth under the Trust’s exemptive order.

In response to the staff’s comment, we have revised the disclosure in the SAI to clarify the distinction between the two 80% requirements to which the Fund is subject. That disclosure now reads as follows:

The Fund, in accordance with Rule 35d-1 under the 1940 Act, normally will invest at least 80% of its ~~total~~net assets (plus the amount of any borrowings for investment purposes) in high-yield, fixed-income securities (the “80% investment policy”). ~~The Fund considers debt securities to be those securities that comprise the Underlying Index.~~ The Fund anticipates meeting its 80% investment policy because, pursuant to the requirements of its exemptive relief, the Fund is required to invest at least 80% of its total assets in securities included in its Underlying Index, all of which are high-yield, fixed-income securities.  The 80% investment policy is a non-fundamental policy, and the Fund will provide its shareholders with at least 60 days’ prior written notice of any change in the 80% investment policy.

*                                         *                                         *

We believe that this information responds to all of your comments.  Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copy to: Anna Paglia, Esq.

PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, IL 60187

June 7, 2013

BY EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

PowerShares Exchange-Traded Fund Trust II
1933 Act Registration No. 333-138490
1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i)            The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii)          The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary